UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                     -------------------------------------

                                 SCHEDULE 13E-3
                                (Amendment No. 3)

                        RULE 13e-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                -----------------------------------------------

                          THE SEIBELS BRUCE GROUP, INC.
                                (Name of Issuer)

                          THE SEIBELS BRUCE GROUP, INC.
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                    816006209

                      (CUSIP Number of Class of Securities)

                        --------------------------------


       Bryan D. Rivers                                       Copies To:
Principal Accounting Officer
THE SEIBELS BRUCE GROUP, INC.                             Joseph D. Clark
1501 Lady Street (P.O. Box 1)                          Suzanne Hulst Clawson
   Columbia, SC 29201(2)                           Haynsworth Sinkler Boyd, P.A.
      (803) 748-2000                               1201 Main Street, 22nd Floor
                                                  Columbia, South Carolina 29201

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices
            and Communications on Behalf of Person(s) Filing Statement)



                        ---------------------------------

This statement is filed in connection with (check the appropriate box):

(a)   /X/         The filing of  solicitation  materials  or an  information statement  subject to Regulation  14A,  Regulation 14C or Rule
                  13e-3(c) under the Securities Exchange Act of 1934.
(b)   /_/         The filing of a registration statement under the Securities
                  Act of 1933.
(c)   /_/         A tender offer.
(d)   /_/         None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /_/

Check the following box if the filing is a final amendment reporting the results of the transaction: /X/

                            CALCULATION OF FILING FEE

              Transaction Valuation(*)     Amount of Filing Fee
                   $2,109,432.00               $421.89

   * Based on information from the Issuer's transfer agent and brokers, the Issuer estimates that its 1-for-1,000 share reverse split will result in 703,144 fractions of a share for which the Issuer will pay $3.00 each or an aggregate of $2,109,432.00 (the "Total Consideration"). Pursuant to Rule 0-11(b) of the Exchange Act, the amount required to be filed with this Schedule 13E-3 equals one-fiftieth of one percent of the Total Consideration.

    /_/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:
$421.89
--------------------------------------------------------------------------------

Form or Registration No.:
Schedule 14A
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Filing Party:
The Seibels Bruce Group, Inc.
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Date Filed:
November 17, 2003
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



                                  INTRODUCTION

     This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by THE SEIBELS BRUCE GROUP, INC., a South Carolina corporation (the "Company"), in connection with the amendment to the Company's articles of incorporation that provided for a reverse 1-for-1,000 share reverse stock split.
     The Schedule 13E-3 was initially filed with the Securities and Exchange Commission on November 17, 2003, Amendment No. 1 was filed on December 31, 2003, and Amendment No. 2 was filed on January 28, 2004. This Amendment No. 3 is being filed to report the results of the transaction.
     On February 27, 2004, the special meeting of shareholders of the Company was held at the time and place previously called as reflected in the proxy statement. At the special meeting, the shareholders approved the proposed amendment to the articles of incorporation to effect the reverse stock split. The results of the vote were as follow:

                  Shares eligible to vote                     7,816,044
                  Shares voting in favor                      5,740,141
                  Shares voting against                         446,132
                  Shares abstaining                              22,223
                  Percent Eligible voting in favor                 73.4%

         The Articles of Amendment to the Articles of Incorporation were filed with the Secretary of State of South Carolina on February 27, 2004, and the amendment took effect at 11:59 p.m. on that date. On February 27, 2004, the Company filed a Report on Form 8-K, which included as an Exhibit a press release disclosing the results of the special meeting of shareholders.

         On March 1, 2004, the Company filed a certification on Form 15, pursuant to Rules 12g-4 and 12h-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to provide notice of termination of registration of the Company's common stock and to immediately suspend all reporting requirements under Sections 13 and 15(d) of the Exchange Act.

SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



                          THE SEIBELS BRUCE GROUP, INC.

                          By: /s/ Bryan D. Rivers
                             --------------------------
                             Bryan D. Rivers
                             Treasurer and Controller
Dated:   March 1, 2004